united states securities and exchange commission
Washington, D.C. 20549

form 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-29466

National Research Corporation

(Exact name of registrant as specified in its charter)

1245 Q Street, Lincoln, Nebraska 68508 (402) 475-2525

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Common Stock, par value $.001 per share

(Title of each class of securities covered by this Form)

Common Stock, par value $.001 per share (Commission File No. 001-35929)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, National Research Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NATIONAL RESEARCH CORPORATION

Date: April 17, 2018	By:	/s/ Kevin R. Karas
Kevin R. Karas
Senior Vice President Finance, Chief Financial Officer, Treasurer and Secretary